August 5, 2008

VIA EDGAR

Mr. Kyle Moffatt
Accountant Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Re:	Juma Technology Corp.
Form 10-KSB for the Year Ended December 31, 2007
File No. 0-51058

Dear Mr. Moffatt:

Juma Technology Corp. (the “Company”) has filed with the Commission Amendment No. 1 to the above referenced Form 10-KSB (the “Form 10-KSB”). For your convenience, we are providing you with three paper copies of Amendment No. 1, marked to show the changes made from the Company’s original Form 10-KSB, which was filed with the Commission on March 31, 2008. The changes reflected in Amendment No. 1 are intended to respond to the comments set forth in your letter dated July 17, 2008 (the “Comment Letter”).

The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Item 8A. Controls and Procedures, page 34

Comment:

1.	Tell us why it would be appropriate to conclude that as of December 31, 2007, your disclosure controls and procedures are effective based on an evaluation carried out as of December 31, 2006.

Response:

The reference to December 31, 2006 was a typo; we have changed this reference to December 31, 2007; accordingly, it would be appropriate to conclude that as of December 31, 2007, our disclosure controls and procedures are effective. See page 34.

Mr. Kyle Moffatt
United States Securities and Exchange Commission
August 5, 2008

Comment:

2.
You disclose that the evaluation of the effectiveness of the company’s disclosure controls and procedures “was carried out under the supervision and with the participation of our Chief Executive Officer, Mr. David Giangano and Chief Financial Officer, Mr. Anthony Fernandez.” You disclose elsewhere that Mr. Giangano was your chief executive officer and president until November 2007 and that Mr. Anthony Servidio became your chief executive officer and chairman in November 2007. In addition, Mr. Servidio signed the Form 10-KSB and provided the certifications required by Rule 13a-14(a) as your principal executive officer. In light of these facts, please explain how your principal executive officer(s) participated in an evaluation of your disclosure controls and procedures and how you have presented in the Form 10-KSB the conclusions of your principal executive officer(s) and principal financial officer(s) as to the effectiveness of your disclosure controls and procedures as of December 31, 2007.

Response:

We have modified our disclosures to explain that Mr. Servidio, the Company’s current chief executive officer, participated in the process of evaluating our controls and procedures and the presentation of the conclusions as to the effectiveness of these control and procedures as of December 31, 2007. See page 34.

Limitations on the Effectiveness of Internal Controls, page 34

Comment:

3.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/ 2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

Mr. Kyle Moffatt
United States Securities and Exchange Commission
August 5, 2008

•	the “Sarbanes-Oxley Section 404 — A Guide for Small Business” brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:

The Company has performed its assessment of internal control over financial reporting as of December 31, 2007 and we have modified our disclosures to set forth the details of this process. See page 34.

Company acknowledgement:

We have been authorized by the Company to make the following acknowledgement on its behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comments with respect to the Form 10-KSB. If you have any questions with respect to this letter, please contact the undersigned at (212) 752-9700. Thank you for your cooperation.

Very truly yours,

GERSTEN SAVAGE LLP

By: /s/ John H. Riley
       John H. Riley, Partner